September 8, 2022

Ms. Jennifer Gowetski

Ms. Amanda Ravitz

United States Securities and Exchange Commission

Division of Corporation Finance

Via EDGAR

Re:	The Coca-Cola Company

Definitive Proxy Statement on Schedule 14A

Filed March 11, 2022

File No. 001-02217

Dear Ms. Gowetski and Ms. Ravitz,

The Coca-Cola Company (the “Company”) submits this letter to respond to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission contained in your letter dated September 2, 2022, regarding your review of the Company’s most recent definitive proxy statement. The Company confirms it will enhance its future proxy disclosures as requested by your comments, as appropriate. If you have any questions or would like further information, please do not hesitate to let me know.

Sincerely,

/s/ Jennifer Manning

Jennifer Manning

The Coca-Cola Company

jemanning@coca-cola.com

cc: James Quincey, The Coca-Cola Company